Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of

Subject Company: 1-6366

Oct. 27, 2003

Investors may contact:	Media may contact:

At Bank of America	At Bank of America
Kevin Stitt, 704.386.5667	Eloise Hale 704.387.0013
Lee McEntire, 704.388.6780

At FleetBoston Financial	At FleetBoston Financial
John Kahwaty 617.434.3650	James Mahoney 617.434.9552

Bank of America and FleetBoston Financial to Create

Nation’s Premier Financial Services Company

Bank of America Corporation and FleetBoston Financial Corporation today announced a definitive agreement to merge, creating the nation’s premier financial services company. The company will bring unmatched convenience, innovation and resources to customers and clients throughout the nation and around the world.

The merger, to be accomplished through a stock-for-stock transaction, establishes a new Bank of America that will serve approximately 33 million consumer relationships, with leading market shares throughout the Northeast, Southeast, Midwest, Southwest and West regions of the United States.

The company will provide market-leading products for 2.5 million business clients in the United States and 34 other countries, backed by the capital power of the second largest banking company in the world. The new Bank of America will have $68 billion in shareholders’ equity and the two companies have generated $10 billion in earnings in the first nine months of 2003.

Charles K. Gifford, currently chairman and chief executive officer of FleetBoston, will be chairman of the board of directors of the merged company from Boston. Kenneth D. Lewis, currently chairman and chief executive officer of Bank of America, will be chief executive officer and will maintain his principal office in the combined company’s headquarters in Charlotte.

“This merger is about delivering the combined capabilities of two powerful organizations to our customers, shareholders and communities,” Lewis said. “Customers will benefit from the most extensive retail franchise in the nation, a shared commitment to service excellence, and a full range of traditional and innovative financial products and services. Shareholders will benefit from the best retail and wealth markets in America, unmatched diversity of revenues and resources, and the most talented management team in the industry. Our communities will benefit from our shared tradition of public-private partnership, community development and philanthropic investment.

“The opportunity to merge with Fleet is unique,” Lewis continued. “From the Bank of America perspective, we will have the leading market position in Massachusetts, Rhode Island, Connecticut and New Jersey as well as a powerful retail platform in New York City, upstate New York, New Hampshire and Maine. From a broader perspective, we are building a company that will deliver more financial service capabilities to more Americans than ever before in our nation’s history.

“We are proud to join forces in these new markets and will continue to be a large employer and committed corporate citizen in New England, as we have in the other regions of the country where we do business,” Lewis continued. “In that regard, wealth management, leasing, Latin America, asset-based lending, small business and premier banking will be based in Boston.

“I am especially looking forward to working with Chad Gifford, for whom I have had a high regard over the years. Chad’s strategic thinking based on his years of success and experience will be invaluable for me as we partner on customer, employee, values, philanthropic and strategic issues.”

“This combination will bring added convenience and resources to Fleet customers throughout the Northeast,” Gifford said. “We decided that Bank of America provided the perfect complement to our franchise for our customers. We are also impressed that they shared Fleet’s commitment to philanthropy and community development. Together, our companies should be the unchallenged leaders in these endeavors within our industry.”

Gifford continued, “While Fleet has established leading market shares in New England and the Northeast, Bank of America has similar positions in the South, West and Midwest. Together, these two companies will clearly be the number one financial services provider for consumers and businesses of all sizes with market-leading product and geographic capabilities.”

Strong market positions in all customer segments

The new Bank of America will be America’s best banking franchise with unrivaled retail distribution in the most attractive markets. The company will have 9.8 percent of the banking deposits in the United States and have the first, second or third largest market shares in 21 of the 29 states in its retail footprint, including significant market shares in 21 of the nation’s 30 largest metropolitan areas. Bank of America will be first, second or third in market share in 23 of the 30 fastest growing metropolitan areas.

It will feature the most extensive and convenient delivery network through almost 5,700 retail banking offices, more than 16,500 ATMs, award-winning online and electronic bill pay services and 24-hour telephone banking.

In addition to being America’s largest consumer bank, the new Bank of America will be the number one lender to small banking businesses in the United States.

It will serve 30 percent of the businesses operating in its 29-state franchise. And it will have the largest share of middle market and large corporate relationships, including more than 95 percent of the Fortune 500. The company will be number one in providing domestic and global cash management services, with 16,000 business and institutional clients. It also has a growing investment bank that has been steadily gaining market share.

In wealth management, Bank of America will operate the largest private bank in the United States and the third largest bank-owned brokerage. With $470 billion in assets under management, the wealth management business will be the ninth largest in the country. While the wealth management business will be based in Boston, key leadership will be in both Boston and New York.

The company also will continue to implement quality and productivity programs using Six Sigma tools and processes. Both Bank of America and FleetBoston Financial have used Six Sigma successfully in recent years to streamline processes, improve quality, efficiency and accuracy, and to free up capital for strategic investment. The leadership team of the newly combined company is committed to continuing the Six Sigma program in all areas of the business.

Superior capital strength

The company will feature superior capital strength and earnings diversity. Today, it would be the fourth most profitable company in the world. About 56 percent of earnings will come from consumer and small business banking, about 25 percent from corporate banking, 11 percent from commercial banking and 8 percent from wealth management.

The most talented leadership team in the industry

A Risk and Capital Committee chaired by Lewis will be established to guide the company’s strategic direction. Its members, all of whom report to the CEO, will include:

•	Amy Woods Brinkley, chief risk executive

•	Edward J. Brown III, president of Global Corporate and Investment Banking

•	Barbara J. Desoer, president of Consumer Products

•	James H. Hance Jr., vice chairman and chief financial officer

•	Liam E. McGee, president of Consumer Banking

•	Brian T. Moynihan, president of Wealth Management

•	Eugene M. McQuade, president of the corporation, whose responsibilities will also include Technology & Operations, Global Treasury Services, Principal Investing, Latin America, management services and international retail banking

•	H. Jay Sarles, vice chairman and special adviser to the CEO

•	R. Eugene Taylor, president of Commercial Banking

•	Bradford H. Warner, president of Small Business and Premier Banking

The board of directors will have 19 members, including12 from Bank of America and 7 from FleetBoston Financial. It will meet three times a year in Boston and five times in Charlotte.

Financial terms and other information

Under terms of the agreement, FleetBoston Financial stockholders will receive .5553 shares of Bank of America common stock for each of their shares. The exchange ratio was derived from the share price of Bank of America at the close of business on October 22, 2003, to establish the transaction’s value at almost $47 billion, or $45 per FleetBoston Financial share.

The agreement has been approved by both boards of directors and is subject to normal regulatory and shareholder approvals. Closing is expected in the first half of 2004.

Bank of America was advised in the transaction by Banc of America Securities and Goldman Sachs. FleetBoston Financial was advised by Morgan Stanley.

Bank of America is one of the world’s largest financial institutions, serving individual consumers, small businesses and large corporations and institutions with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience for consumers in the United States, serving 1 in 3 American households with 4,200 banking centers, more than 13,100 ATMs and an award-winning Internet site with more than 7 million active online users. Bank of America is rated the top Small Business Administration Lender in the United States by the SBA. The company has offices in 150 countries and relationships with 94 percent of U.S. Fortune 500 companies and 76 percent of the Global Fortune 500. The 6th most profitable company in the United States, Bank of America had $737 billion in assets, $409 billion in deposits and a market capitalization of $116.2 billion at September 30, 2003. Bank of America Corporation stock (ticker:BAC) is listed on the New York Stock Exchange.

www.bankofamerica.com

FleetBoston Financial (NYSE & BSE: FBF), a diversified financial services company with assets of $196 billion, offers a comprehensive array of financial solutions to over 18 million individual, corporate, and institutional customers. Products and services are available through a variety of channels including 1,460 stores and more than 3,400 ATMs from Maine to Pennsylvania, HomeLink(SM) online banking, and telephone banking. Fleet is the leading small business and commercial banking provider in the Northeast and a premier provider of financial services to selected industries nationwide. Information about FleetBoston Financial is available online at www.fleet.com.

Note: Senior management will present details of the merger at 9:30 a.m. in the Jade Room of the Waldorf Astoria Hotel in New York City. The presentation can be accessed via a webcast available on the Bank of America website at http://www.bankofamerica.com/investor/. It will also be webcast in the investor section of www.fleet.com.

Senior management will meet with the news media at 11 a.m. in the same location.

Forward-Looking Statements

This press release contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation and FleetBoston Financial Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions and related actions by the United States military abroad may adversely affect the company’s businesses and economic conditions as a whole; 5) changes in the interest rate environment reduce interest margins and impact funding sources; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products and assets; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; and 10) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. For further information regarding either company, please read the Bank of America and FleetBoston Financial reports filed with the SEC and available at www.sec.gov.

Additional Information About this Transaction

Bank of America Corporation (“Bank of America”) and FleetBoston Financial Corporation (“FleetBoston”) will file a Joint Proxy Statement/Prospectus and other documents regarding this transaction with the Securities and Exchange Commission (“SEC”). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective stockholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “SEC Documents”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleet.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Documents”.

Participants in this Transaction

Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.